UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           Allis-Chalmers Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    019645407
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Joseph P. Bartlett, Esq.
                       Spolin Silverman Cohen & Bartlett LLP
                         1620 26th Street, Suite 2000 North
                           Santa Monica, California 90404
                                   (310) 586 - 2400
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                May 9, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the Reporting Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (Section) 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  019645407                                                Page No:  3



(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Colebrooke Investments Limited

(2)       Check the Appropriate Box if a
          Member of a Group (See Instructions)             (A)  | |
                                                           (B)  |X|

(3)       SEC Use Only


(4)       Source of Funds (See Instructions)

          See Item 3.

(5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
            2(d) or 2(e)                                                |_|


(6)       Citizenship or Place of Organization

          Guernsey

---------------------------- (7)      Sole Voting Power
                                      3,200,000 See Item 5
Number of Shares
Beneficially Owned           (8)      Shared Voting Power
by Each Reporting                     175,000   See Item 5
Person With
                             (9)      Sole Dispositive Power
                                      3,375,000 See Item 5

                             (10)     Shared Dispositive Power
                                      0
----------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 9,992,351 See Item 5

(12)      Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)                      |_|

(13)      Percent of Class Represented by Amount in Row (11)
          86.2%  See Item 5

(14)      Type of Reporting Person (See Instructions)
          OO

CUSIP No.  019645407 CUSIP No.  019645407                            Page No: 4


(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Jupiter Trust

(2)       Check the Appropriate Box if a
          Member of a Group (See Instructions)             (A)  | |
                                                           (B)  |X|

(3)       SEC Use Only


(4)       Source of Funds (See Instructions)

          See Item 3.

(5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
            2(d) or 2(e)                                                |_|


(6)       Citizenship or Place of Organization

          Guernsey

---------------------------- (7)      Sole Voting Power
                                      3,200,000 See Item 5
Number of Shares
Beneficially Owned           (8)      Shared Voting Power
by Each Reporting                     175,000   See Item 5
Person With
                             (9)      Sole Dispositive Power
                                      3,375,000 See Item 5

                             (10)     Shared Dispositive Power
                                      0
----------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 9,992,351 See Item 5

(12)      Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)                      |_|

(13)      Percent of Class Represented by Amount in Row (11)
          86.2%  See Item 5

(14)      Type of Reporting Person (See Instructions)
          OO

CUSIP No. 019645407               SCHEDULE 13D                       Page No: 5



(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Ansbacher Trust Company

(2)       Check the Appropriate Box if a
          Member of a Group (See Instructions)             (A)  | |
                                                           (B)  |X|

(3)       SEC Use Only


(4)       Source of Funds (See Instructions)

          See Item 3.

(5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
            2(d) or 2(e)                                                |_|


(6)       Citizenship or Place of Organization

          Guernsey

---------------------------- (7)      Sole Voting Power
                                      3,200,000 See Item 5
Number of Shares
Beneficially Owned           (8)      Shared Voting Power
by Each Reporting                     175,000   See Item 5
Person With
                             (9)      Sole Dispositive Power
                                      3,375,000 See Item 5

                             (10)     Shared Dispositive Power
                                      0
----------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 9,992,351 See Item 5

(12)      Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)                      |_|

(13)      Percent of Class Represented by Amount in Row (11)
          86.2%  See Item 5

(14)      Type of Reporting Person (See Instructions)
          OO

CUSIP No. 019645407               SCHEDULE 13D                        Page No: 6



Item 1.  Security and Issuer


      The Schedule 13D is filed with the Securities and Exchange Commission (the "Commission") on May 21, 2001 with respect to shares of common stock of Allis-Chalmers Corporation ("Issuer").


         Allis-Chalmers Corporation
         4180 Cherokee Drive
         Milwaukee, Wisconsin 53045

Item 2.  Identity and Background

      The name and business address of each Reporting Person is as follows:

                  Colebrooke Investments Limited
                  P.O. Box 79, La Plaiderie House
                  St. Peter Port, Guernsey GY13DQ

                  Jupiter Trust
                  P.O. Box 79, La Plaiderie House
                  St. Peter Port, Guernsey GY13DQ

                  Ansbacher Trust Company
                  PO Box 79, La Plaiderie House
                  St. Peter Port, Guernsey GY13DQ


      The principal business of each Reporting Person is as follows:

      Colebrooke Investments Limited ("Colebrooke") is a limited company organized under the laws of Guernsey. The principal business of Colebrooke is to invest in securiteies. Current information regarding the identity and background of the director of Colebrooke is set forth in Annex A hereto, which is incorporated by reference herein in response to this Item 2. Jupiter Trust and the Ansbacher Trust Company are trusts organized under the laws of Guernsey.

      The Reporting Persons disclaim beneficial ownership of the Securities reported as beneficially owned by the Reporting Persons herein other than the securities owned directly by such persons.

      None of the Reporting Persons and none of the partners, directors, executive officers or stockholders of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

CUSIP No. 019645407                                                  Page No: 7


Item 3.  Source and Amount of Funds or Other Consideration


           The Reporting Persons acquired their interest in the common stock of the Issuer (the "Common Stock") pursuant to the terms of an Agreement and Plan of Merger dated May 9, 2001, a copy of which is attached as Exhibit "1" hereto (the "Merger Agreement").


Item 4.  Purpose of Transaction


                  On May 9, 2001, OilQuip Rentals, Inc., a Delaware Corporation ("OilQuip"), was merged with and into Allis-Chalmers Acquisitions Co., a Delaware Corporation, and a wholly owned subsidiary of the Issuer (the "Merger"). The purpose of the Merger was to combine the operations of OilQuip and the Issuer. OilQuip, through its subsidiary Mountain Compressed Air, Inc., provides air drilling services for the exploration and production of natural gas in the United States. Prior to the Merger, the Issuer operated one active subsidiary, Houston Dynamic Service, Inc., an equipment repair and remanufacture facility located in Houston, Texas. The Issuer has publicly announced its intention to investigate acquisition opportunities in the natural gas exploration and drilling industry and its intent to use Houston Dynamic Service as a centralized fabrication and machining facility for its operations. The Reporting Persons owned 87.5% of the common stock of OilQuip.

                  Prior to the Merger the Issuer had outstanding 1,588,128 shares of Common Stock. Pursuant to the Merger Agreement, the Issuer issued 135,000 shares of Common Stock to the Reporting Persons and agreed to issue an additional 3,240,000 shares on the date (the "Amendment Date") the Certificate of Incorporation of the Issuer is amended (the "Amendment") to authorize the issuance of such shares. The Issuer has agreed to use its best efforts to effect the Amendment at the earliest practical date.

                  Pursuant to the Merger Agreement, all but four of the existing directors of the Issuer resigned and Mr. Munawar Hidayatallah, Mr. Saeed M. Sheikh and Professor Philip David were appointed as directors of the Issuer. In addition, Mr. Hidayatallah was appointed Chairman of the Board of Directors, President and Chief Executive Officer of the Issuer.

                  The Reporting Persons acquired the shares of Common Stock as an investment. Each of the Reporting Persons may seek to acquire additional shares of Common Stock through open market or privately negotiated transactions from time to time in its or his discretion. Any such purchases will depend upon the market prices for the shares of Common Stock, the number of shares which may become available for purchase at prices which each of the Reporting Persons regard as attractive and various other factors which each of the Reporting Persons may determine to be relevant. Alternatively, each of the Reporting Persons may in the future determine to dispose of all or a portion of the shares of Common Stock held by it or him depending upon, among other things, the then market price for the Common Stock. Such sales may be made in transactions in the open market or in privately negotiated transactions.

CUSIP No. 019645407                                                  Page No: 8


                  Except as set forth in this Item 4, none of the Reporting Persons has any current plans or proposals which relate to or would result in (a) an extraordinary corporate transaction, such as a Merger, reorganization or liquidation of The Issuer or any of its subsidiaries; (b) the sale or transfer of a material amount of assets of The Issuer or any of its subsidiaries; (c) any change in the Issuer's present Board of Directors or management; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other major change in the Issuer's business or corporate structure; (f) any change in the Issuer's charter or by-laws that might impede the acquisition or control of the Issuer by any person; (g) the delisting of a class of the Issuer's securities on a national securities exchange; (h) the termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of the Issuer's equity securities; or (i) any action similar to any of those enumerated above. However, as indicated above, each of the Reporting Persons intends continuously to review its investment in the Issuer. Depending upon the results of such continuing review and other Factors, each of the Reporting Persons reserves the right to propose, take or seek to cause the Issuer to take one or more of the transactions described in this paragraph.



Item 5.  Interest in Securities of the Issuer


                  As described in Item 4, on the effective date of the Merger, the Issuer issued to Colebrooke 135,000 shares of the Common Stock, and agreed to issue to Colebrooke an additional 3,240,000 immediately following the Amendment Date described in Item 4.

                  Colebrooke has the sole power to dispose of the Common Stock currently owned by Colebrooke, as well as the Common Stock to be issued to Colebrooke on the Amendment Date, subject to the requirements of the Share Transfer Restriction Agreement described in
           Item 6. Colebrooke shares with Mr. Hidayatallah the power to vote the Common Stock directly owned by Colebrooke on the date hereof, pursuant to the Agreement and Proxy described in Item 6. As described in Item 6, Colebrooke and certain other shareholders of the Issuer holding 1,167,351, or 58.7% of the outstanding Common Stock, have granted proxies to Mr. Hidayatallah to approve the Amendment. The Agreement and Proxy will expire upon the approval of the amendment of the Issuer's Certificate of Incorporation described above, and thus will not apply to the Common Stock issued after the Amendment Date.

CUSIP No. 019645407                                                  Page No: 9


         The group formed as a result of the agreements described in Item 6 may be deemed to have beneficial ownership of all of the following securities:


------------------------------- ---------------------- ---------------- --------------------- ---------------
Shareholder Names               Issuer Shares          Percentage 1     Total Number of       Percentage 2
                                Currently Owned                         Shares to be Owned
                                                                        Following the
                                                                        Amendment Date
------------------------------- ---------------------- ---------------- --------------------- ---------------
Mr. Hidayatallah                  175,000              8.8%             4,375,000             37.8%
------------------------------- ---------------------- ---------------- --------------------- ---------------
Colebrooke Investments Limited    135,000              6.8%             3,375,000             29.1%
------------------------------- ---------------------- ---------------- --------------------- ---------------
Saeed Sheikh                       40,000              2.0%             1,000,000             8.6%
------------------------------- ---------------------- ---------------- --------------------- ---------------
AL-CH                             417,251 3            20.1%              657,251 4           5.5%
------------------------------- ---------------------- ---------------- --------------------- ---------------
PBGC                              585,100              29.4%              585,100             5.0%
------------------------------- ---------------------- ---------------- --------------------- ---------------
       Total                    1,352,351              68.0%            9,992,351             86.2%
------------------------------- ---------------------- ---------------- --------------------- ---------------

         Ansbacher Trust Company is the trustee of the Jupitor Trust which is the owner of 100% of the outstanding shares of Colebrooke Investments Limited which is the direct owner of the Common Stock issued and issuable to Colebrooke as described above.

         Mr. Hidayatallah shares voting power with respect to all Common Stock currently held by the other shareholders listed in the above table (1,167,351), other than 10,000 shares held by an affiliate of Al-Ch, RER Corp., as described in footnote 3 to the table.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer


       In connection with the Merger, Reporting Persons and the two largest shareholders of the Issuer existing prior to the Merger, the Pension Benefit Guarantee Corporation (the "PBGC") and AL-CH, LP, ("AL-CH") entered into an Agreement and Proxy pursuant to which each of the parties to the agreement granted to Munawar Hidayatallah a proxy to vote all Common Stock owned by them in favor of the Amendment described in Item 4. The aggregate number of shares of the Common Stock owned by Mr. Hidayatallah and subject to proxies granted to Mr. Hidayatallah is 1,342,351 shares, which constitutes approximately 67.5% of the outstanding Common Stock. The proxies will expire on the Amendment Date described in Item 4.

      In connection with the Merger Agreement, the Reporting Persons entered into a Share Transfer Restriction Agreement, pursuant to which each shareholder agreed not to transfer more than 20% of the Common Stock received by each shareholder pursuant to the Merger Agreement within one year following the effective date of the Merger.


--------
1     Based on 1,988,128 shares currently outstanding.
2 Based on 11,588,128 shares to be outstanding following the issuance of the additional shares.
3 Includes 10,000 Shares issued to an affiliate, RER Corp., pursuant to the Merger Agreement.
4 Includes 250,000 Shares issued and to be issued to an affiliate, RER Corp., in the Merger Agreement.

CUSIP No. 019645407                                                 Page No: 10

Item 7.  Material to Be Filed as Exhibits


      1. Agreement and Plan of Merger dated May 9, 2001, by and among Allis-Chalmers Corporation, Allis-Chalmers Acquisition, Co. and OilQuip Rentals, Inc.

      2. The Agreement and Proxy dated May 9, 2001, by and among the Pension Benefit Guarantee Corporation, AL-CH, L.P., Saeed Sheikh, Munawar Hidayatallah, Colebrooke Investments Limited, Jeffrey R. Freeman, RER Corp., Howard S. Lorch and Jamie C. Lorch and John L. Palazzola, as amended by a side letter effective May 9, 2001.

      3. Share Transfer Restriction Agreement dated May 2, 2001 by and among the Pension Benefit Guarantee Corporation, AL-CH, L.P., Saeed Sheikh, Munawar Hidayatallah, Colebrooke Investments Limited, Jeffrey R. Freeman, RER Corp., Howard S. Lorch and Jamie C. Lorch and John L. Palazzola, as amended by a side letter effective May 9, 2001.

      4. Side letters dated May 9, 2001 amending the Agreement and Proxy dated May 9, 2001, and the Share Transfer Restriction Agreement dated May 2, 2001.

      5. Agreement regarding Joint Filing of Schedule 13D by and among Colebrooke Investments Limited, Jupiter Trust and Ansbacher Trust Company.

                                     ANNEX A

                   Director of Colebrooke Investments Limited

Name/Title/Citizenship          Principal Occupation            Business Address

Plaiderie Corporate             Corporate Director              P.O. Box 79, La
   Directors One                for Colebrooke                  Plaiderie House
   Limited ("Plaiderie")        Investments Limited             St. Peter Port,
   Corporate Director                                           Guernesy  GY13DQ
   (Guernesy)

      To the best of the Reporting Persons' knowledge:

      (a)   Plaiderie does not hold any shares of the Common Stock.

      (b) Plaiderie does not have any contracts, arrangements, understandings or relationships with respect to the share of the Common Stock.

CUSIP No. 019645407                                                 Page No: 11




                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.




Dated:   May 30, 2001

                                       COLEBROOKE INVESTMENTS LIMITED


                                       By: /s/ Michael Wegerer
                                          ------------------------------
                                            Name: Plaiderie Corporate
                                                  Directors One Limited

                                            Title: Director



                                       JUPITER TRUST


                                       By: Ansbacher Trust Company, Trustee



                                       By: /s/ Robert Bannister
                                          -----------------------------
                                            Name: Ansbacher Trust Company
                                                  (Guernsey) Limited as Trustee

                                            Title: Directors


                                       ANSBACHER TRUST COMPANY

                                       By: /s/ Robert Bannister
                                          -----------------------------
                                            Name: Robert Bannister

                                            Title: Director

                                  EXHIBIT INDEX


     Exhibit No.                       Description

            1 Agreement and Plan of Merger dated May 9, 2001, by and among Allis Chalmers Corporation, Allis Chalmers Acquisition, Co. and OilQuip Rentals, Inc.

            2 The Agreement and Proxy dated May 9, 2001, by and among the Pension Benefit Guarantee Corporation, AL-CH, L.P., Saeed Sheikh, Munawar Hidayatallah, Colebrooke Investments, Inc., Jeffrey R. Freeman, RER Corp., Howard S. Lorch and Jamie C. Lorch and John L. Palazzola.

            3 Share Transfer Restriction Agreement dated May 2, 2001 by and among the Pension Benefit Guarantee Corporation, AL-CH, L.P., Saeed Sheikh, Munawar Hidayatallah, Colebrooke Investments, Inc., Jeffrey R. Freeman, RER Corp., Howard S. Lorch and Jamie
                  C. Lorch and John L. Palazzola, as amended by a side letter effective May 9, 2001.

            4 Letter Agreements dated as of May 9, 2001, amending the Agreement and Proxy dated May 9, 2001, and the Share Transfer Restriction Agreement, dated May 2, 2001.

            5 Agreement regarding Joint Filing of Schedule 13D by and among Colebrooke Investments Limited, Jupiter Trust and Ansbacher Trust Company.